Filed Pursuant to Rule 433

File No. 333-259240

(To Prospectus dated September 28, 2021 and

Preliminary Prospectus Supplement dated

April 24, 2023)

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the US Securities and Exchange Commission. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document where required by applicable law.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors and tax consequences relating to the securities offered, before making an investment decision. Investing in the Notes involves risks. See the “Risk Factors” sections of the Prospectus Supplement and the accompanying Prospectus.

CANADIAN IMPERIAL BANK OF COMMERCE

US$1,250,000,000 5.144% Senior Notes due 2025 (the “2025 Fixed Rate Notes”)

US$1,000,000,000 5.001% Senior Notes due 2028 (the “2028 Fixed Rate Notes”)

(together, the “Notes”)

Pricing Term Sheet

April 24, 2023

Issuer:	Canadian Imperial Bank of Commerce (the “Bank”)
Pricing Date:	April 24, 2023
Settlement Date**:	April 28, 2023 (T+4)
Joint Book-Running Managers:	CIBC World Markets Corp. BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC UBS Securities LLC
Passive Joint Bookrunner:	Goldman Sachs & Co. LLC
Co-Managers:

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

Mizuho Securities USA LLC

Wells Fargo Securities, LLC

Loop Capital Markets LLC

Bail-inable Notes:

The Notes are bail-inable notes and subject to conversion in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. For a description of the Canadian bank resolution powers and related risk factors attaching to investment in the Notes, see information under the headings “Description of Notes—Special Provisions Related to Bail-in Regime” and “Risk Factors” in the prospectus supplement relating to the Notes.

Use of Proceeds:	The net proceeds from the sale of the Notes will be added to the Bank’s funds and will be used for general corporate purposes.

US$1,250,000,000 5.144% Senior Notes due 2025

Aggregate Principal Amount Offered:	US$1,250,000,000
Coupon (Interest Rate):	5.144%
Fixed Rate Interest Payment Dates:	April 28 and October 28 of each year, commencing on October 28, 2023
Maturity Date:	April 28, 2025
Benchmark Treasury:	UST 3.875% due March 31, 2025
Benchmark Treasury Price/Yield:	99-17 7/8 / 4.114%
Spread to Benchmark Treasury:	+103 basis points
Yield to Maturity:	5.144%
Price to the Public:	100.000% of the principal amount plus accrued interest, if any, from April 28, 2023
Tax Redemption:

The Bank may redeem the 2025 Fixed Rate Notes at its option in whole but not in part, upon the occurrence of certain events pertaining to Canadian taxation. This redemption would be at 100% of the principal amount, together with accrued and unpaid interest on the 2025 Fixed Rate Notes to, but excluding, the redemption date.

CUSIP/ISIN:	13607LNF6 / US13607LNF66

US$1,000,000,000 5.001% Senior Notes due 2028

Aggregate Principal Amount Offered:	US$1,000,000,000
Coupon (Interest Rate):	5.001%
Fixed Rate Interest Payment Dates:	April 28 and October 28 of each year, commencing on October 28, 2023
Maturity Date:	April 28, 2028
Benchmark Treasury:	UST 3.625% due March 31, 2028
Benchmark Treasury Price/Yield:	100-06 ¼ / 3.581%
Spread to Benchmark Treasury:	+142 basis points
Yield to Maturity:	5.001%
Price to the Public:	100.000% of the principal amount plus accrued interest, if any, from April 28, 2023
Optional Redemption:

The Bank may redeem the 2028 Fixed Rate Notes at any time prior to March 28, 2028 (one month prior to maturity) (the “2028 Fixed Rate Notes Par Call Date”), in whole or in part, at the Bank’s option, at any time and from time to time on at least 30 days’, but not more than 60 days’ prior notice, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the 2028 Fixed Rate Notes to be redeemed; and

(ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2028 Fixed Rate Notes to be redeemed matured on the 2028 Fixed Rate Notes Par Call Date), on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the prospectus supplement) plus 25 basis points less (b) interest accrued to the redemption date, plus, in either case, accrued and unpaid interest on the principal amount of the 2028 Fixed Rate Notes to be redeemed to, but excluding, the redemption date.

In addition, at any time on and after the 2028 Fixed Rate Notes Par Call Date, the Bank may redeem some or all of the 2028 Fixed Rate Notes at the Bank’s option, at a redemption price equal to 100% of the principal amount of the 2028 Fixed Rate Notes to be redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

Tax Redemption:

The Bank may redeem the 2028 Fixed Rate Notes at its option in whole but not in part, upon the occurrence of certain events pertaining to Canadian taxation. This redemption would be at 100% of the principal amount, together with accrued and unpaid interest on the 2028 Fixed Rate Notes to, but excluding, the redemption date.

CUSIP/ISIN:	13607LNG4 / US13607LNG40

The Bank has filed a shelf registration statement on Form F-3 (File No. 333-259240) and a preliminary prospectus supplement dated April 24, 2023 (including the base prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling CIBC World Markets Corp. toll-free at (800) 282-0822; BofA Securities, Inc. toll-free at (800) 294-1322; J.P. Morgan Securities LLC collect at (212) 834-4533; Morgan Stanley & Co. LLC toll-free at (866) 718-1649 and UBS Securities LLC toll-free at (888) 827-7275.

**We expect that delivery of the Notes will be made against payment therefor on or about April 28, 2023, which is four business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on any date prior to two business days before delivery should consult their own advisor.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimer or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.